UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101 Information to Be Included In Statements Filed Pursuant To
Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The Providence Service Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

743815102
(CUSIP Number)

Eric S. Gray
13401 Railway Drive
Oklahoma City, Oklahoma  73114
(405) 752-8802
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 27, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102

1.	Names of Reporting Persons: 73114 Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 18.6%
14.	Type of Reporting Person (See Instructions): OO

Schedule 13D	Page 2 of 10 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Avalon Correctional Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 18.6%
14.	Type of Reporting Person (See Instructions): CO

Schedule 13D	Page 3 of 10 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Donald E. and Tiffany Smith, Joint Tenants
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,200
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	7,200
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,300,095
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 18.7%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 4 of 10 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Michael Bradley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 18.6%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 5 of 10 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Eric S. Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 18.6%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 6 of 10 Pages

This Amendment No. 4 (this “Fourth Amendment”) to Schedule 13D is filed on behalf of the Filing Parties named in the Prior 13D with the Securities and Exchange Commission (the “Commission”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of The Providence Service Corporation, a Delaware corporation (the “Issuer”).  This Fourth Amendment amends the initial statement on Schedule 13D filed by the Filing Parties on November 7, 2008 (the “Original 13D”), Amendment No. 1 thereto filed on January 22, 2009 (“Amendment No. 1”), Amendment No. 2 thereto filed on February 13, 2009 (“Amendment No. 2”) and Amendment No. 3 thereto filed on February 23, 2009 (“Amendment No. 3” and with the Original 13D, Amendment No. 1 and Amendment No. 2, the “Prior 13D”).  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D.  Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following before the final paragraph of the Item.

On February 24, 2009, the Issuer issued a press release stating that the Board of Directors of the Issuer had unanimously approved amendments to the Bylaws of the Issuer reversing, in large measure, the previous bylaw amendments made by the  Board of Directors that were the subject of the Statement.  The full text of the Issuer's press release is attached as an exhibit in material filed by the Issuer on February 25, 2009.

While the Filing Parties continue to believe that the Issuer needs better corporate governance and increased shareholder involvement, the Filing Parties have decided not to disseminate the Statement to the other stockholders of the Issuer and are therefore withdrawing the Statement, as indicated in their press release dated February 27, 2009.  The foregoing description of the press release issued by 73114 is qualified in its entirety by reference to the press release attached hereto as Exhibit 99.5.

The Filing Parties intend to continue to pursue better corporate governance and more shareholder involvement for the Issuer.

In addition, the Filing Parties continue to be concerned about possible breaches of fiduciary duties and waste in the granting of excessive executive compensation and the lack of due diligence and overpayment for recent acquisitions, and the Filing Parties therefore intend to continue to remain diligent in their activity as stockholders of the Issuer.

Item 5.	Interest in Securities of the Issuer

Paragraph (c) of Item 5 is hereby amended and restated in the following respects:

(c) During the past 60 days, the Filing Parties effected no transactions in the Common Stock.

Schedule 13D	Page 7 of 10 Pages

Item 7.	Material to Be Filed as Exhibits

The following documents are filed herewith:

1.	Joint Filing Agreement dated November 6, 2008, by and among 73114 Investments, L.L.C., Donald E. Smith, Tiffany Smith, Eric S. Gray and Michael Bradley.*

2.	Letter from 73114 Investments, L.L.C. to The Providence Service Corporation dated January 22, 2009.*

3.	Letter from 73114 Investments, L.L.C. to The Providence Service Corporation dated January 22, 2009.*

4.	Press Release dated February 27, 2009, by The Providence Committee for Accountability.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 27, 2009	/s/ Donald E. Smith
Donald E. Smith, for himself and as attorney-in-fact for Tiffany Smith, Eric S. Gray and Michael Bradley

73114 Investments, L.L.C.

	By:	/s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Avalon Correctional Services, Inc.

	By:	/s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

*           - Previously filed with Form 13D.

Schedule 13D	Page 8 of 10 Pages

Exhibit 4

COMMITTEE WELCOMES PROVIDENCE GOVERNANACE CONCESSIONS

February 27, 2009, Oklahoma City, Oklahoma.  The Providence Committee for Accountability welcomes the Providence Service Corporation bylaw amendments made in response to its planned stockholder consent solicitation.  The Committee had taken steps to solicit stockholder approval of bylaw changes that would strengthen Providence’s corporate governance and enhance its stockholder rights.  The Providence Board of Directors announced this week changes to its bylaws that adopted some of the bylaw changes that the Committee had sought.

Committee member Don Smith said, “This is a true victory for Providence stockholders.  It is unfortunate that the Providence Board unanimously enacted anti-shareholder measures and spent large sums of money defending those measures. The Providence Board later unanimously approved the reversal of anti-shareholder measures they had previously approved.  All of this transpired at a time when management’s efforts would have been better spent on correcting the business errors that have decimated the stock price.”

Smith further stated, “While we welcome these changes, and recognize they are only the first steps.  More change is needed at Providence and we believe the Board needs shareholder representation.  The Company currently has no shareholder representation on the Board.  The Committee will seek the election of two persons, Michael Bradley and Brian Costello, to serve as Providence directors.”

The Committee notes that while the recent bylaw amendments are styled as “enhancements” to corporate governance practices, they address, almost exclusively, the proposals made in the Committee’s recent Consent Solicitation.  The Committee believes that good corporate governance requires that Providence and its Board to look beyond what they are forced to concede and take well recognized steps to enhance corporate governance and, as a consequence, shareholder value.  Other steps that the Board should take include:

•	Eliminate the “poison pill”.

•	Eliminate the staggered Board to allow all Board members to stand for election each year.

•	Separate the CEO position from the Chairman of the Board position.

•	Eliminate “Golden Parachutes”.

•	Add shareholder representation on the Board.

•	Require two-thirds of the Board members to be independent.

Schedule 13D	Page 9 of 10 Pages

•	Allow only one employee to be a member of the Board.

•	Require all members of the Audit, Compensation, and Governance Committees to be independent.

•	Adopt a stock holding period for executives.

The Committee continues to seek dialogue with the Company.  Despite the statements of the Company, Providence has only communicated through legal counsel and derogatory press releases containing numerous unsubstantiated and untrue allegations regarding the Committee.  The Committee has not responded to the personal attacks because they are clearly an attempt to focus shareholder attention on matters that are not germane to the issue of enhancing shareholder value for ALL shareholders and divert attention from the continuing errors of the Company.  The Committee stands ready to meet with the Providence Board to resolve these issues and support management in their efforts to return the Company to profitability.

In light of the recent Bylaw amendments the Committee will be withdrawing its Consent Solicitation.  The Committee, however, will not cease to be concerned about the direction and governance of the Company.  We hope this opens a new chapter in the affairs of the Company and allows a dialogue to begin.

The Providence Committee for Accountability consists of 73114 Investments, L.L.C., Donald E. Smith, Tiffany Smith, Michael Bradley, Eric Gray and Avalon Correctional Services, Inc.  The Committee members collectively hold 18.7% of the Providence common stock.

Schedule 13D	Page 10 of 10 Pages